Exhibit 12.1
Travelport Limited
Computation of Ratio of Earnings to Fixed Charges

							Predecssor (Combined)
						July 13,
	Six Months Ended	Six Months Ended	Year Ended	Year Ended	Year Ended	(formation date)	January 1 to	Year Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	August 22,	December 31,
(in $ millions)	2010	2009	2009	2008	2007	2006	2006	2005
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes and equity in losses of investment in Orbitz Worldwide	26	40	-775	11	-391	-155	-2,279	-119
Plus: Fixed charges	134	143	297	359	410	159	50	56

Earnings available to cover fixed charges	160	183	-478	370	19	4	-2229	-63

Fixed Charges:
Interest, including amortization of deferred financing costs	129	138	287	349	398	155	43	48
Interest portion of rental payment	5	5	10	10	12	4	7	8

Total fixed charges	134	143	297	359	410	159	50	56

Ratio of Earnings to Fixed Charges	1.19	1.28	n/a	1.04	n/a	n/a	n/a	n/a
Due to the loss from continuing operations before income taxes and equity in losses of investments in Orbitz Worldwide for the years ended December 31, 2009 and 2007 and for the period from July 13 (formation date) to December 31, 2006, the Company’s earnings would have been insufficient to cover fixed charges by $775 million, $391 million and $155 million respectively. Due to loss from continuing operations before income taxes, minority interests and equity in losses of Orbitz Worldwide for the period from January 1, 2006 to August 22, 2006 and for the year ended december 31, 2005, the Predecessor’s earnings would have insufficient to cover fixed charges by 2,279 million and $119 million respectively.